Mail Stop 4561

October 31, 2007

Mr. Dan R. Ellis, Jr.
Chief Financial and Principal Accounting Officer
American Community Bancshares, Inc.
4500 Cameron Valley Parkway, Suite 150
Charlotte, NC 28211

> **Re: American Community Bancshares, Inc.**
> **Form 10-K and 10-K/As for the Fiscal Year Ended December 31, 2006**
> **Forms 10-Q for the Quarterly Periods Ended March 31, 2007 and**
> **June 30, 2007**
> **File No. 000-30517**

Dear Mr. Ellis:

We have reviewed your response dated October 26, 2007 and your amended filings and have the following comments.

Form 10-K Amendment No. 3 for the Fiscal Year Ended December 31, 2006:

Exhibits 31(i) and 31(ii)

1.   We note your amended 10-K in response to comment one of our letter dated October 17, 2007. Please file an amended Form 10-K to include updated certifications from your officers that includes reference in paragraph four to establishing and maintaining of internal controls over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)). Refer to Item 601(b)(31) of Regulation S-K.

2.   Please provide updated certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. Refer to Item 601(b)(32) of Regulation S-K.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449, or me at (202) 551-3492 if you have any questions.

Sincerely,

John P. Nolan
Accounting Branch Chief